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                              August 30, 2023

       Curtis Allen
       Chief Financial Officer
       Phoenix Capital Group Holdings, LLC
       4643 South Ulster Street, Suite 1510
       Denver, CO 80237

                                                        Re: Phoenix Capital
Group Holdings, LLC
                                                            Post-Qualification
Amendment No. 4 to Form 1-A
                                                            Filed August 9,
2023
                                                            File No. 024-11723

       Dear Curtis Allen:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments refer to comments in our July 19, 2023 letter.

       Post-Qualification Amendment No. 4 to Form 1-A filed August 9, 2023

       Ranking, page 6

   1. We note your supplemental response to prior comment 4 and your disclosure at page 6 and elsewhere in the
offering circular regarding numerous prior offerings. Please consider whether an explanatory
chart or other graphic presentation may illustrate more clearly the timing, terms, amounts,
and relative rank of your various securities offerings. Also, please ensure that your
naming conventions allow investors to tie your disclosure in Part
                                                        II to the information
provided under "Unregistered Securities Issued" in Item 6 of Part I.
                                                        It is important that
investors are able to understand your capital structure, including your history of unregistered
issuance of unsecured debt.
 Curtis Allen
FirstName  LastNameCurtis  Allen LLC
Phoenix Capital  Group Holdings,
Comapany
August  30, NamePhoenix
            2023         Capital Group Holdings, LLC
August
Page 2 30, 2023 Page 2
FirstName LastName
Phoenix Operating, page 33

2. We note your disclosure at page 50 that you have contributed $970,000 to PhoenixOp.
         We also note that you intend to make additional capital contributions to PhoenixOp to finance its operations. Please disclose the anticipated amount of the intended additional contribution and whether all or some of the contribution will be made from the proceeds of this offering and/or proceeds of the loan to be provided by Phoenix Capital Group
         Holdings I. Please revise your Use of Proceeds accordingly. If PhoenixOp intends to pursue other financing, please disclose when and how that financings is expected to occur given that PhoenixOps will begin operations in September 2023.
3. We note your disclosure that you have agreed to grant certain minority, non-
         voting interests to PhoenixOps employees. However, it remains unclear whether the grant has occurred and, if so, to whom it was made and what, if any, consideration was paid. In addition, the terms of the interests granted, including whether they include direct interests in Phoenix Capital Group I or PhoenixOps, are not disclosed. Please revise accordingly and file any related material agreements. Lastly, please revise the beneficial ownership table at page 46 to reflect the grants, and the related party transaction disclosures at page 50, as necessary.
General

4. Please revise this post-qualification amendment, as necessary, to reflect applicable revisions made in response to our comments to the offering statement on Form 1-A that was filed by Phoenix Capital Group Holdings I, LLC on August 11, 2023.
5. We note that you have updated your maximum offering amount. Please supplementally show how you calculated the new offering amount.
 Curtis Allen
Phoenix Capital Group Holdings, LLC
August 30, 2023
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff
Attorney, at (202) 551-8770 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any other questions.



                                                             Sincerely,
FirstName LastNameCurtis Allen
                                                             Division of
Corporation Finance
Comapany NamePhoenix Capital Group Holdings, LLC
                                                             Office of Energy &
Transportation
August 30, 2023 Page 3
cc:       Rhys James, Esq.
FirstName LastName